Citigroup Global Markets Holdings Inc.	Free Writing Prospectus to Pricing Supplement No. 2021-USNCH8434 Registration Statement Nos. 333-255302; 333-255302-03 Dated July 21, 2021; Filed pursuant to Rule 433

Contingent Income Auto-Callable Securities Due August , 2024 Based on the Worst Performing of the Financial Select Sector SPDR® Fund, the Energy Select Sector SPDR® Fund and the Industrial Select Sector SPDR® Fund
Principal at Risk Securities

This document provides a summary of the terms of the securities. Investors must carefully review the accompanying preliminary pricing supplement referenced below, product supplement, underlying supplement, prospectus supplement and prospectus, and the “Risk Considerations” on the following page, prior to making an investment decision.

Summary Terms
Issuer:	Citigroup Global Markets Holdings Inc.
Guarantor:	Citigroup Inc.
Underlying shares:	Shares of Financial Select Sector SPDR® Fund (ticker symbol: “XLF”), Shares of Energy Select Sector SPDR® Fund (ticker symbol: “XLE”) and Shares of Industrial Select Sector SPDR® Fund (ticker symbol: “XLI”)
Stated principal amount:	$10 per security
Pricing date:	July 30, 2021
Issue date:	August 4, 2021
Valuation dates:	Expected to be November 1, 2021, January 31, 2022, May 2, 2022, August 1, 2022, October 31, 2022, January 30, 2023, May 1, 2023, July 31, 2023, October 30, 2023, January 30, 2024, April 30, 2024 and July 30, 2024 (the “final valuation date”), each subject to postponement if such date is not a scheduled trading day for any underlying shares or if certain market disruption events occur with respect to any underlying shares.
Maturity date:	Unless earlier automatically redeemed, August 2, 2024
Contingent coupon payment dates:	For each valuation date, the third business day after such valuation date, except that the contingent coupon payment date for the final valuation date will be the maturity date
Contingent coupon:	On each quarterly contingent coupon payment date, unless previously automatically redeemed, the securities will pay a contingent coupon equal to 2.00% of the stated principal amount of the securities (8.00% per annum) if and only if the closing price of the worst performing underlying shares on the related valuation date is greater than or equal to the applicable downside threshold price. If the closing price of the worst performing underlying shares on any quarterly valuation date is less than the applicable downside threshold price, you will not receive any contingent coupon payment on the related contingent coupon payment date.
Payment at maturity[1]:

If the securities are not automatically redeemed prior to maturity, for each $10 stated principal amount security you hold at maturity, you will receive cash in an amount determined as follows:

•     If the final share price of the worst performing underlying shares on the final valuation date is greater than or equal to the applicable downside threshold price: $10 + the contingent coupon payment due at maturity

•     If the final share price of the worst performing underlying shares on the final valuation date is less than the applicable downside threshold price: $10 + ($10 × the share return of the worst performing underlying shares on the final valuation date)

If the final share price of the worst performing underlying shares on the final valuation date is less than the applicable downside threshold price, you will receive less, and possibly significantly less, than 70% of the stated principal amount of your securities at maturity, and you will not receive any contingent coupon payment at maturity.

Automatic early redemption:	If, on any valuation date (other than the final valuation date), the closing price of the worst performing underlying shares on that valuation date is greater than or equal to the applicable initial share price, each security you then hold will be automatically redeemed on the related contingent coupon payment date for an amount in cash equal to the early redemption payment. If the securities are redeemed, no further payments will be made.
Early redemption payment:	The stated principal amount of $10 per security plus the related contingent coupon payment
Initial share price:	The closing price of the applicable underlying shares on the pricing date
Final share price:	For each of the underlying shares, the applicable closing price on the final valuation date
Downside threshold price:	For each of the underlying shares, 70.00% of the applicable initial share price
Share return:	For each of the underlying shares on any valuation date, (i) its closing price on that valuation date minus its initial share price, divided by (ii) its initial share price
Worst performing underlying shares:	For any valuation date, the underlying shares with the lowest share return on that valuation date
CUSIP/ISIN:	17329L366 / US17329L3666
Preliminary pricing supplement:	https://www.sec.gov/Archives/edgar/data/200245/ 000095010321010854/dp154745_424b2-us2157363.htm

Hypothetical Payout at Maturity[1] (if the securities have not previously been redeemed)
Share Return of Worst Performing Underlying Shares on the Final Valuation Date	Payment at Maturity (excluding any coupon payable at maturity)
+40%	$10.00
+30%	$10.00
+20%	$10.00
+10%	$10.00
0%	$10.00
-10%	$10.00
-20%	$10.00
-30%	$10.00
-31%	$6.90
-40%	$6.00
-50%	$5.00
-60%	$4.00
-70%	$3.00
-80%	$2.00
-90%	$1.00
-100%	$0
[1]All payments are subject to our credit risk

On the date of the accompanying preliminary pricing supplement, Citigroup Global Markets Holdings Inc. expects that the estimated value of the securities on the pricing date will be at least $9.00 per security, which will be less than the public offering price. The estimated value of the securities is based on Citigroup Global Markets Inc.’s (“CGMI”) proprietary pricing models and Citigroup Global Markets Holdings Inc.’s internal funding rate. It is not an indication of actual profit to CGMI or other of Citigroup Global Markets Holdings Inc.’s affiliates, nor is it an indication of the price, if any, at which CGMI or any other person may be willing to buy the securities from you at any time after issuance. See “Valuation of the Securities” in the accompanying preliminary pricing supplement.

Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed registration statements (including the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus in those registration statements (File Nos. 333-255302 and 333-255302-03) and the other documents Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Global Markets Holdings Inc., Citigroup Inc. and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request these documents by calling toll-free 1-800-831-9146.

Underlying Shares

For more information about the underlying shares, including historical performance information, see the accompanying preliminary pricing supplement.

Risk Considerations

The risks set forth below are discussed in more detail in the “Summary Risk Factors” section in the accompanying preliminary pricing supplement. Please review those risk factors carefully prior to making an investment decision.

•	You may lose a significant portion or all of your investment.

•	You will not receive any contingent coupon payment for any quarter in which the closing level of the worst performing underlying shares on the related valuation date is less than the applicable downside threshold price.

•	The securities are subject to the risks of all of the underlying shares and will be negatively affected if any one of the underlying shares performs poorly, even if the others perform well.

•	You will not benefit in any way from the performance of the better performing underlying shares.

•	You will be subject to risks relating to the relationship among the underlying shares.

•	Higher contingent coupon rates are associated with greater risk.

•	You may not be adequately compensated for assuming the downside risk of the worst performing underlying shares.

•	The securities may be automatically called prior to maturity, limiting your opportunity to receive contingent coupon payments.

•	The securities offer downside exposure to the worst performing underlying shares, but no upside exposure to the underlying shares.

•	The performance of the securities will depend on the closing prices of the underlying shares solely on the relevant valuation dates, which makes the securities particularly sensitive to the volatility of the underlying shares.

•	The securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.

•	The securities will not be listed on any securities exchange and you may not be able to sell them prior to maturity.

•	The estimated value of the securities on the pricing date, based on CGMI’s proprietary pricing models and Citigroup Global Markets Holdings Inc.’s internal funding rate, will be less than the issue price.

•	The estimated value of the securities would be lower if it were calculated based on Citigroup Global Market Holdings Inc.’s secondary market rate.

•	The estimated value of the securities is not an indication of the price, if any, at which Citigroup Global Market Inc. or any other person may be willing to buy the securities from you in the secondary market.

•	The value of the securities prior to maturity will fluctuate based on many unpredictable factors.

•	Immediately following issuance, any secondary market bid price provided by Citigroup Global Market Inc., and the value that will be indicated on any brokerage account statements prepared by Citigroup Global Market Inc. or its affiliates, will reflect a temporary upward adjustment.

•	Changes made by the investment adviser to any underlying share issuer or by the sponsor of any ETF underlying index may adversely affect any underlying shares.

•	Governmental regulatory actions, such as sanctions, could adversely affect your investment in the securities.

•	The index tracked by the Financial Select Sector SPDR® Fund underwent a significant change on September 16, 2016 and, as a result, the index tracked by the Financial Select Sector SPDR® Fund will differ in important ways from the index tracked by the Financial Select Sector SPDR® Fund in the past.

•	The Financial Select Sector SPDR® Fund is subject to risks associated with the financial services sector.

•	The Financial Select Sector SPDR® Fund may be disproportionately affected by the performance of a small number of stocks.

•	Citigroup Inc. is an issuer of equity securities held by the Financial Select Sector SPDR® Fund.

•	The Energy Select Sector SPDR® Fund is subject to concentrated risks associated with the energy sector.

•	The Industrial Select Sector SPDR® Fund is subject to risks associated with the industrial sector.

•	Citigroup Global Market Holdings Inc.’s offering of the securities does not constitute a recommendation of any underlying shares.

•	The prices of the underlying shares may be adversely affected by our or our affiliates’ hedging and other trading activities.

•	Citigroup Global Market Holdings Inc. and its affiliates may have economic interests that are adverse to yours as a result of the business activities of Citigroup Global Market Holdings Inc.’s affiliates.

•	The calculation agent, which is an affiliate of Citigroup Global Market Holdings Inc., will make important determinations with respect to the securities.

•	The U.S. federal tax consequences of an investment in the securities are unclear.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary pricing supplement under the heading “United States Federal Tax Considerations” concerning the U.S. federal tax consequences of an investment in the securities, and you should consult your tax adviser.